
02005523

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III



RECEIVED
JAN 3 1 2002
PROCESSING

SEC FILE NUMBER
8- 817812

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 09/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

C & L SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15500 ERWIN STREET, SUITE 4000
(No. and Street)

VAN NUYS, CALIFORNIA 91411
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN LOPUCH 818/989-6200
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GREEN HASSON & JANKS LLP
(Name — *if individual, state last, first, middle name*)

10990 WILSHIRE BOULEVARD, 16TH FLOOR; LOS ANGELES, CALIFORNIA 90024-3929
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 0 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JOHN LOPUCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C & L SECURITIES CORPORATION, as of SEPTEMBER 30, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public



TERRI L. SHAW
Commission # 1287244
Notary Public - California
Los Angeles County
My Comm. Expires Dec 15, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

Name (If individual, state last, first, middle name)

GREEN HASSON & JANKS LLP

70

ADDRESS	Number and Street	City	State	Zip Code
	10990 WILSHIRE BOULEVARD, 16TH FLOOR;	LOS ANGELES,	CALIFORNIA	90024-3929
	71	72	73	74

Check One

(X) Certified Public Accountant — 75

( ) Public Accountant — 76

( ) Accountant not resident in United States or any of its possessions — 77

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
50	51	52	53				

C & L SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001

CONTENTS

Page



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT

Board of Directors
C & L Securities Corporation

We have audited the accompanying statement of financial condition of C & L Securities Corporation as of September 30, 2001, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of C & L Securities Corporation as of September 30, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Green Hasson & Janks LLP

November 15, 2001
Los Angeles, California

C & L SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION
September 30, 2001

ASSETS

Cash		$ 8,973
Investments		59,100
Prepaid Expenses		387
TOTAL ASSETS		$ 68,460

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		$ --
STOCKHOLDERS' EQUITY:		
Common Stock - $1 Par Value, 10,000 Shares Authorized; 1,000 Shares Issued and Outstanding	$ 1,000	
Additional Paid-In Capital	124,520	
Accumulated Deficit	(57,060)	
TOTAL STOCKHOLDERS' EQUITY		68,460
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 68,460

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF OPERATIONS
Year Ended September 30, 2001

REVENUE:		
Interest	$ 377	
TOTAL REVENUE		$ 377
EXPENSES:		
Insurance	301	
Licenses	101	
NASD Assessment	830	
Professional Fees	3,013	
SIPC	150	
TOTAL EXPENSES		4,395
LOSS BEFORE PROVISION FOR INCOME TAXES		(4,018)
Provision for State Income Taxes - Current		859
NET LOSS		$ (4,877)

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
Year Ended September 30, 2001

	Common Stock		Additional		Total
	Number of Shares	Amount	Paid-In Capital	Accumulated Deficit	Stockholders' Equity
Balance at October 1, 2000	1,000	$ 1,000	$ 61,720	$ (52,183)	$ 10,537
Contribution of Additional Paid-In Capital	--	--	62,800	--	62,800
Net Loss	--	--	--	(4,877)	(4,877)
BALANCE AT SEPTEMBER 30, 2001	1,000	$ 1,000	$ 124,520	$ (57,060)	$ 68,460

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

STATEMENT OF CASH FLOWS
Year Ended September 30, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$ (4,877)	
Adjustments to Reconcile Net Loss to Net		
Cash Used in Operating Activities:		
Increase in Prepaid Expenses	(184)	
Decrease in Income Taxes Payable	(800)	
NET CASH USED IN OPERATING ACTIVITIES		$ (5,861)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Investment		(55,800)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Proceeds from Contribution of Additional Paid-In Capital		62,800
NET INCREASE IN CASH		1,139
Cash - Beginning of Year		7,834
CASH - END OF YEAR		$ 8,973
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:		
Cash Paid During the Year for Income Taxes		$ 800

The Accompanying Notes are an Integral Part of These Financial Statements

C & L SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
September 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) LINE OF BUSINESS

C & L Securities Corporation (the company) is primarily engaged in the business of brokering for issuers in soliciting subscriptions for sale of securities for such issuers.

The company operates under the provisions of Section (k)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the company carry no margin accounts, promptly transmit all customer funds and deliver all securities received in connection with their activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers, and effectuates all financial transactions between the company and its customers through one or more bank accounts, each to be designated as "special account for the exclusive benefit of customers." The company is exempt since it does not hold or ever receive customer funds or securities.

(b) MANAGEMENT'S USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to use certain estimates and assumptions. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses during the reporting period. Although management believes its estimates are appropriate, changes in assumptions utilized in preparing such estimates could cause these estimates to change sometime in the future.

(c) INVESTMENTS

Investments in securities are recorded at fair value.

(d) INCOME TAXES

The company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes," which requires the use of the liability method of accounting for income taxes. Accordingly, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities, using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

C & L SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS
September 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(d) INCOME TAXES (continued)

The components of the deferred tax assets are as follows:

Net Operating Loss Carryforwards	$	7,770
Less: Valuation Allowance		(7,770)
DEFERRED TAX ASSETS	$	--

At September 30, 2001, the company has available unused federal operating loss carryforwards of $51,800 and $21,000 for state purposes which may be applied against future taxable income expiring in various years from September 30, 2002 to September 30, 2021.

NOTE 2 - INVESTMENTS

As part of a private placement, the company has acquired the following securities from the National Association of Securities Dealers, Inc.:

		Amount	Number of Shares/ Warrants
Common Stock	$	39,000	3,000
Warrants		20,100	1,500
TOTAL INVESTMENTS	$	59,100	

The warrants entitle the company to purchase 6,000 shares of common stock of the NASDAQ Stock Market, Inc. The warrants are exercisable in one of four tranches ranging from on or after June 28, 2002 at an exercise price of $13 per share of common stock to on or after June 28, 2005 at an exercise price of $16 per share of common stock. These securities are stated at fair value.

NOTE 3 - NET CAPITAL REQUIREMENTS

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2001, the company had net capital of $8,973, which is $3,973 in excess of its required net capital of $5,000.

C & L SECURITIES CORPORATION

SUPPLEMENTAL INFORMATION

YEAR ENDED
SEPTEMBER 30, 2001


GH&J

GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT
ON SUPPLEMENTAL INFORMATION REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
C & L Securities Corporation

We have audited the accompanying financial statements of C & L Securities Corporation as of and for the year ended September 30, 2001, and have issued our report thereon dated November 15, 2001. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Green Hasson & Janks LLP

November 15, 2001
Los Angeles, California

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10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

C & L SECURITIES CORPORATION

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2001

NET CAPITAL:		
Total Stockholders' Equity	$	68,460
Disallowed Assets		(387)
Haircuts on Securities		(59,100)
NET CAPITAL	$	8,973
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum Net Capital Required	$	5,000
Excess Net Capital	$	3,973
Excess Net Capital at 1500%	$	8,973
Excess Net Capital at 1000%	$	8,973
Ratio: Aggregate Indebtedness to Net Capital		0 to 1.00

See Independent Auditors' Report on Supplemental Information

C & L SECURITIES CORPORATION

SCHEDULE II
RECONCILIATION OF THE COMPANY'S COMPUTATION
OF NET CAPITAL TO AMOUNTS REPORTED IN
PART II OF FORM X-17A-5
As of September 30, 2001

Net Capital as Reported in the Company's Focus Report Part II	$	8,973
Net Capital Per Schedule I		8,973
DIFFERENCE	$	---
Excess Net Capital as Reported in the Company's Focus Report Part II	$	3,973
Excess Net Capital Per Schedule I		3,973
DIFFERENCE	$	--

See Independent Auditors' Report on Supplemental Information

C & L SECURITIES CORPORATION

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2001

Exemption is claimed under Section (k)(2)(i) of Rule 15c-3-3.

SCHEDULE IV
INFORMATION RELATING TO POSSESSION OR CONTROL
REQUIREMENTS UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
As of September 30, 2001

Exemption is claimed under Section (k)(2)(i) of Rule 15c-3-3.

See Independent Auditors' Report on Supplemental Information



GREEN HASSON & JANKS LLP
BUSINESS ADVISORS AND CPAs

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
C & L Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of C & L Securities Corporation, (the company), for the year ended September 30, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



10990 Wilshire Boulevard | Sixteenth Floor | Los Angeles, California 90024-3929
TEL (310) 873-1600 | FAX (310) 873-6600 | www.ghjadvisors.com

Board of Directors
C & L Securities Corporation
Page Two

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the company's practices and procedures were adequate at September 30, 2001 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Green Hasson & Janks LLP

November 15, 2001
Los Angeles, California


GH&J

C & L SECURITIES CORPORATION

FINANCIAL STATEMENTS

YEAR ENDED
SEPTEMBER 30, 2001